Exhibit 99.2

Press Release

RedHill Biopharma Announces Q3/22 Results and
Operational Highlights

Non-binding agreement in principle reached with HCR on sale of Movantik to extinguish all debt obligations, to facilitate growth
--
Q3/22 Net revenues of $17.6 million; Operating loss of $7.1 million; Q3/22 positive cash flow from U.S. commercial operations, before interest payments1; Cash balance2 of $31.4 million as of September 30, 2022
--
Talicia® and Movantik® have delivered year-to-date prescription growth of 65% and 6.7%, respectively; Q4/22 data to date indicate continued growth for both products
--
Discussions underway regarding opaganib for nuclear radiation injury with various government agencies with expedited Animal Rule pathway expected, and potential eligibility for a medical countermeasures Priority Review Voucher; Development activities ongoing with opaganib for
COVID-19 and other viral diseases for government pandemic preparedness purposes
--
Advanced discussions ongoing regarding inclusion of once-daily oral RHB-107 in a U.S.
platform trial for COVID-19 outpatients
--
RHB-204 granted EU orphan drug designation providing 10 years of post-approval EU market exclusivity

TEL AVIV, Israel and RALEIGH, NC, November 29, 2022, RedHill Biopharma Ltd. (Nasdaq: RDHL) (“RedHill” or the “Company”), a specialty biopharmaceutical company, today reported its third quarter 2022 financial results and operational highlights.

Dror Ben-Asher, RedHill’s Chief Executive Officer, said: “The agreement in principle to sell Movantik to HCR in return for termination of all HCR debt obligations, subject to closing, is a significant turnaround opportunity for the Company, freeing us up to expedite both organic and inorganic growth. RedHill’s U.S. commercial operations achieved positive cash flow in Q3/22, before interest payments, thanks to ongoing implementation of our cost-reduction plan. Talicia and Movantik have delivered year-to-date growth of 65% and 6.7%, respectively, and Q4/22 data to date indicate continued growth for both products. Turning to R&D, we continue to press forward with our two novel, broad-acting, host-directed late clinical-stage antiviral drug candidates, opaganib and RHB-107, in line with our stated goal to advance our late clinical-stage R&D programs primarily through external non-dilutive financing. We are advancing discussions for RHB-107’s inclusion in a U.S. COVID-19 outpatients platform trial. Opaganib continues to advance as well, with collaborations ongoing and under discussion for COVID-19 and other viral diseases for government pandemic preparedness purposes. Additionally, multiple discussions and activities are advancing to expedite opaganib’s development as a potential homeland security nuclear medical countermeasure (MCM) via the Animal Rule, subject to further guidance from FDA, which may provide for an MCM Priority Review Voucher eligibility. We are also holding multiple partnership discussions in relation to our products and potential acquisitions of additional revenue-generating products.”

1 Net cash used in operating activities for the three months ended September 30, 2022, was $6 million, of which cash flow from operating activities from the U.S. operations in Q3/22 was positive, before interest payments.
2 Including cash, cash equivalents, short-term bank deposits and restricted cash.

Financial results for the three months ended September 30, 2022 (Unaudited)3

Net Revenues for the third quarter of 2022 were $17.6 million, as compared to $18.3 million in the second quarter of 2022, the difference being attributable to an increase in units sold, accompanied by increased gross-to-net allowances as the percentage of Medicare part D and Medicaid prescriptions increased.

Cost of Revenues for the third quarter of 2022 was $9.5 million, as compared to $9 million for the second quarter of 2022.

Gross Profit for the third quarter of 2022 was $8.1 million, as compared to $9.4 million for the second quarter of 2022. The decrease was primarily attributable to a $0.7 million inventory write-off, recognized in the third quarter of 2022.

Research and Development Expenses for the third quarter of 2022 were $1.6 million, as compared to $1.5 million for the second quarter of 2022.

Selling, Marketing and General and Administrative Expenses for the third quarter of 2022 were $13.6 million, as compared to $17 million for the second quarter of 2022. The decrease was mainly attributed to the successful and ongoing cost-reduction program.

Operating Loss for the third quarter of 2022 was $7.1 million, as compared to $9.2 million for the second quarter of 2022, as described above.

3 All financial highlights are approximate and are rounded to the nearest hundreds of thousands. The comparisons in this section reflect the restated condensed consolidated interim financial statements as of and for the three and nine months ended September 30, 2022, described below.

Financial Expenses, net, as of September 30, 2022 were $28.6 million, as compared to $4.0 million as of September 30, 2021 due to the previously disclosed notice of event of default sent by HCR in September as a result of which the Company classified the borrowing under the credit agreement with HCR as a current liability and adjusted its carrying amount to reflect all amounts owing or payable under the credit agreement as being immediately due. As noted below, the Company has reached a non-binding agreement in principle with HCR with respect to the terms of a transfer of RedHill's rights in Movantik to HCR in exchange for the extinguishment of all RedHill's obligations under the credit agreement.4

Net Cash Used in Operating Activities for the third quarter of 2022 was $6 million, as compared to $16.6 million for the second quarter of 2022. The decrease was attributed to ongoing cost-reduction program accompanied by changes in working capital and positive cash flow from U.S. commercial operations.

Net Cash Used in Financing Activities for the third quarter of 2022 was $5.7 million comprised primarily of payables with respect to the Movantik acquisition.

Cash Balance2 as of September 30, 2022, was $31.4 million, as compared to $43.2 million as of June 30, 2022, and $45 million as of March 31, 2022.

Q3/22 Business updates

On November 14, 2022, the Company announced that it has reached a non-binding agreement in principle with HCR with respect to the terms of a transfer of RedHill's rights in Movantik to HCR in exchange for the extinguishment of all RedHill's obligations (including all principal, interest, revenue interest, prepayment premiums and exit fees) under the Credit Agreement between RedHill's U.S. subsidiary RedHill Biopharma Inc. and HCR dated as of February 23, 2020 (as amended). RedHill would retain substantially all pre-closing assets and liabilities relating to Movantik and HCR would assume substantially all post-closing assets and liabilities. It is expected that RedHill would provide cash-generating transition services to HCR to ensure a seamless process and uninterrupted patient care. Subject to certain approvals, the definitive agreements are expected to be signed and the transaction is expected to close by year-end, but there can be no assurance that the parties will enter into definitive agreements or that the transaction will be completed.

On September 2, 2022, the Company filed a lawsuit against Kukbo Co. Ltd. (“Kukbo”) in the Supreme Court of the State of New York, County of New York, Commercial Division, as a result of Kukbo’s default in delivering to the Company $5.0 million under the Subscription Agreement, dated October 25, 2021, in exchange for ADSs, and a further payment of $1.5 million due under the Exclusive License Agreement, dated March 14, 2022. On November 24, 2022, the Company received a letter from Kukbo asserting that Kukbo intends to defend its case and bring a counterclaim against the Company. The Company believes in the merits of its lawsuit against Kukbo and will continue to pursue a favorable judgment. The Company notes that Kukbo did not file a response in the U.S. court within the required timeframe.

Discussions regarding out-licensing of RedHill’s products in multiple territories and in-licensing of new revenue-generating products are advancing.

4 Movantik pre-closing liabilities are estimated to exceed Movantik pre-closing accounts receivable and the $16 million in restricted cash by approximately $18 million, which amount is subject to change based on various factors, including timing of the potential closing of the transaction with HCR.

Q3/22 Commercial Highlights

Movantik® (naloxegol)5
•
Movantik delivered a 4.9% growth in new prescriptions in Q3/22, compared to Q3/21, representing the second highest quarterly prescribing volume for Movantik since RedHill acquired the product rights. Indications from data to date suggest further growth in Q4/22.

•
Movantik continues to hold a firm grip on its PAMORA class leadership position, with more than 70% market share. As market leader, Movantik is anticipated to benefit further from positive PAMORA class growth trends – up 7.0% year-over-year and up 7.6% for the three months ending September 30, 2022, as compared to the same period in the previous year.

•
Two new Movantik analyses, from pooled data from two Phase 3 studies, were presented at PAINWeek in September, demonstrating that Movantik (naloxegol) provides healthcare-related quality of life (HR-QOL) and clinically meaningful symptom improvements, compared to placebo, in patients with opioid-induced constipation (OIC).

•	Movantik retains best-in-class coverage with Preferred Status in two of the three largest Commercial PBMs and 86% Preferred Status within Medicare Part D6.
•	New updated Centers for Disease Control and Prevention (CDC) guidelines, issued in November 2022, provided for increased flexibility in opioid prescribing.

Talicia® (omeprazole magnesium, amoxicillin and rifabutin)7
•
A 56.6% increase in Talicia prescriptions in Q3/22, compared to Q3/21, builds on the record quarterly prescription levels seen in Q1/22 and Q2/22 and represents 64.8% year-to-date growth in Talicia prescriptions. Indications from data to date suggest further growth in Q4/22.

•	Talicia is the most prescribed branded agent by gastroenterologists and is on track to become the most prescribed branded H. pylori therapy in 2023.
•
New Talicia data analyses were presented at Obesity Week (November 2022) and the World Gastro 2022 congress (August 2022) supporting the efficacy and safety of Talicia as empiric first-line treatment for H. pylori infection in patients regardless of obesity, body mass index (BMI) or diabetic status and demonstrating that:

o	Talicia’s efficacy in the pooled data from two Phase 3 studies was unaffected by presence of diabetes, obesity or elevated BMI.
o
Intragastric rifabutin exposure was unaffected by patient BMI, and that Talicia provides clinically relevant and favorable intragastric rifabutin concentrations compared to generically available rifabutin.

o
The safety profile of Talicia in these patients was generally similar to the overall population and no cases of hypoglycemia were reported. This is clinically relevant as clarithromycin has a risk of drug interactions with commonly used diabetes medications such as insulin and metformin, as well as potential for increased risk of hypoglycemia.

•	A commercial PBM win improved coverage to “preferred” for up to 58.0 million lives starting July 1, 2022. As of September 2022, total Talicia coverage stood at almost 200 million American lives.

Aemcolo® (rifamycin)8
•	The first post-pandemic prescriptions for Aemcolo are beginning to be seen and the Company is planning additional commercialization initiatives focused on driving growth in the primary care segment.

5 Movantik® (naloxegol) is indicated for opioid-induced constipation (OIC). Full prescribing information see: www.movantik.com.
6 Managed Markets Insight & Technology, LLC, June 2022.
7 Talicia® (omeprazole magnesium, amoxicillin and rifabutin) is indicated for the treatment of H. pylori infection in adults. For full prescribing information see: www.Talicia.com.

Q3/22 R&D Highlights

Opaganib (ABC294640)9 - A novel broad-acting, host-directed oral antiviral targeting COVID-19, other viruses as part of a pandemic preparedness approach, inflammatory indications, oncology and radioprotection. Updates include:
•
On November 14, 2022, the Company announced acceleration of opaganib’s nuclear radiation protection development program, with newly published data from eight U.S. government-funded in vivo studies, and additional experiments, indicating that opaganib was associated with:

o	Protection of normal tissue, including gastrointestinal, from radiation damage due to ionizing radiation exposure or cancer radiotherapy.
o	Improvement of antitumor activity, response to chemoradiation, and enhancement of tolerability and survival.
o	Radioprotective capacity in bone marrow, with opaganib showing enhanced survival in mice irradiated with both lethal and half-lethal whole-body radiation.
o
Additional positive in vivo results from a new pre-clinical study evaluating the effects of opaganib on radiation-induced hematologic and renal toxicity, announced November 17, 2022, indicate that opaganib exerts a protective impact on key hematological and kidney function parameters following total body irradiation (TBI).

•
Development of opaganib as a homeland security nuclear medical countermeasure is expected to follow the Animal Rule under which human efficacy studies may not be required, and if approved, may be eligible for a medical countermeasure Priority Review Voucher. Discussions regarding further support and pathway to potential approval have been initiated with U.S. and other governments.

•	Other opaganib updates include:
o	Demonstrated preliminary evidence of in vitro inhibition of Omicron BA.5 sub-variant (October 2022).
o	Opaganib granted a new United States Patent and Trademark Office (USPTO) patent for the treatment of COVID-19 (October 2022).
o
New in vivo data demonstrating opaganib’s potential to protect against renal damage in acute kidney injury (AKI) published in the International Journal of Nephrology and Renovascular Disease (November 2022).

o	Opaganib’s suggested host-directed mechanism of action published in the journal Drug Design, Development and Therapy (July 2022).

RHB-107 (upamostat)10 – A novel broad-acting, host-directed oral antiviral targeting COVID-19, other viruses as part of a pandemic preparedness approach, inflammatory and oncology indications. Updates include:
•	Pursuing RHB-107’s inclusion in a COVID-19 outpatients platform trial, pre-IND submitted.
•	Demonstrated preliminary in vitro inhibition of Omicron BA.5 sub-variant in testing conducted by the University of Tennessee in October 2022.

Both opaganib and RHB-107 are being pursued in development programs against multiple viral targets, including influenza and Ebola (amongst others).

RHB-204 - Pulmonary Nontuberculous Mycobacteria (NTM) Disease11
•
In August 2022, the European Commission granted Orphan Drug Designation to RHB-204, which is in an ongoing U.S. Phase 3 study, for the treatment of nontuberculous mycobacteria (NTM) disease, providing 10 years of post-approval EU market exclusivity.

8 Aemcolo® (rifamycin) is indicated for the treatment of travelers’ diarrhea caused by noninvasive strains of Escherichia coli in adults. For full prescribing information see: www.aemcolo.com.
9 Opaganib is an investigational new drug, not available for commercial distribution.
10 RHB-107 (upamostat) is an investigational new drug, not available for commercial distribution.
11 RHB-204 is an investigational new drug, not available for commercial distribution.

About RedHill Biopharma
RedHill Biopharma Ltd. (Nasdaq: RDHL) is a specialty biopharmaceutical company primarily focused on gastrointestinal and infectious diseases. RedHill promotes the gastrointestinal drugs, Movantik® for opioid-induced constipation in adults5, Talicia® for the treatment of Helicobacter pylori (H. pylori) infection in adults7, and Aemcolo® for the treatment of travelers’ diarrhea in adults8. RedHill’s key clinical late-stage development programs include: (i) RHB-204, with an ongoing Phase 3 study for pulmonary nontuberculous mycobacteria (NTM) disease; (ii) opaganib (ABC294640), a first-in-class oral broad-acting, host-directed, SK2 selective inhibitor targeting multiple indications, including for pandemic preparedness, with a Phase 2/3 program for hospitalized COVID-19 and a Phase 2 program in oncology and a radiation protection program ongoing; (iii) RHB-107 (upamostat), an oral broad-acting, host-directed serine protease inhibitor with potential for pandemic preparedness and is in Phase 3-stage development as treatment for non-hospitalized symptomatic COVID-19, and targeting multiple other cancer and inflammatory gastrointestinal diseases; (iv) RHB-104, with positive results from a first Phase 3 study for Crohn's disease; and (v) RHB-102, with positive results from a Phase 3 study for acute gastroenteritis and gastritis and positive results from a Phase 2 study for IBS-D. More information about the Company is available at www.redhillbio.com/ twitter.com/RedHillBio.

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements may be preceded by the words “intends,” “may,” “will,” “plans,” “expects,” “anticipates,” “projects,” “predicts,” “estimates,” “aims,” “believes,” “hopes,” “potential” or similar words and include statements regarding anticipated continued growth in prescriptions, the sale of Movantik, the addition of new revenue generating products, non-dilutive development funding from RHB-107 and its inclusion in a key platform study. Forward-looking statements are based on certain assumptions and are subject to various known and unknown risks and uncertainties, many of which are beyond the Company’s control and cannot be predicted or quantified, and consequently, actual results may differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, without limitation, the risk that the growth in prescriptions will not continue, that the sale of Movantik and the addition of new generating products will not occur; that the FDA pre-study requirements will not be met and/or that the Phase 3 study of RHB-107 in COVID-19 outpatients will not be approved to commence or if approved, will not be completed or, should that be the case, that we will not be successful in obtaining alternative non-dilutive development funding for RHB-107, that the obligations of the term loan will not be met and that HCR will take steps to accelerate our payment obligations under our credit agreement with HCR, that we will not be successful in increasing sales of our commercial products, including due to market conditions, that the Phase 2/3 COVID-19 study for RHB-107 may not be successful and, even if successful, such studies and results may not be sufficient for regulatory applications, including emergency use or marketing applications, and that additional COVID-19 studies for opaganib and RHB-107 are likely to be required, as well as risks and uncertainties associated with the risk that the Company will not successfully commercialize its products; as well as risks and uncertainties associated with (i) the initiation, timing, progress and results of the Company’s research, manufacturing, pre-clinical studies, clinical trials, and other therapeutic candidate development efforts, and the timing of the commercial launch of its commercial products and ones it may acquire or develop in the future; (ii) the Company’s ability to advance its therapeutic candidates into clinical trials or to successfully complete its pre-clinical studies or clinical trials or the development of a commercial companion diagnostic for the detection of MAP; (iii) the extent and number and type of additional studies that the Company may be required to conduct and the Company’s receipt of regulatory approvals for its therapeutic candidates, and the timing of other regulatory filings, approvals and feedback; (iv) the manufacturing, clinical development, commercialization, and market acceptance of the Company’s therapeutic candidates and Talicia®; (v) the Company’s ability to successfully commercialize and promote Talicia®, and Aemcolo® and Movantik®; (vi) the Company’s ability to establish and maintain corporate collaborations; (vii) the Company's ability to acquire products approved for marketing in the U.S. that achieve commercial success and build its own marketing and commercialization capabilities; (viii) the interpretation of the properties and characteristics of the Company’s therapeutic candidates and the results obtained with its therapeutic candidates in research, pre-clinical studies or clinical trials; (ix) the implementation of the Company’s business model, strategic plans for its business and therapeutic candidates; (x) the scope of protection the Company is able to establish and maintain for intellectual property rights covering its therapeutic candidates and its ability to operate its business without infringing the intellectual property rights of others; (xi) parties from whom the Company licenses its intellectual property defaulting in their obligations to the Company; (xii) estimates of the Company’s expenses, future revenues, capital requirements and needs for additional financing; (xiii) the effect of patients suffering adverse experiences using investigative drugs under the Company's Expanded Access Program; (xiv) competition from other companies and technologies within the Company’s industry; and (xv) the hiring and employment commencement date of executive managers. More detailed information about the Company and the risk factors that may affect the realization of forward-looking statements is set forth in the Company's filings with the Securities and Exchange Commission (SEC), including the Company's Annual Report on Form 20-F filed with the SEC on March 17, 2022. All forward-looking statements included in this press release are made only as of the date of this press release. The Company assumes no obligation to update any written or oral forward-looking statement, whether as a result of new information, future events or otherwise unless required by law.

Company contact: Adi Frish Chief Corporate and Business Development Officer RedHill Biopharma +972-54-6543-112 adi@redhillbio.com Category: Financials

REDHILL BIOPHARMA LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE LOSS
(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2022	2021	2022	2021
	U.S. dollars in thousands
NET REVENUES	17,552	21,609	49,002	63,686
COST OF REVENUES	9,451	9,229	24,739	30,072
GROSS PROFIT	8,101	12,380	24,263	33,614
RESEARCH AND DEVELOPMENT EXPENSES	1,612	5,818	6,146	23,630
SELLING AND MARKETING EXPENSES	7,094	15,525	28,927	44,655
GENERAL AND ADMINISTRATIVE EXPENSES	6,503	8,435	22,086	25,765
OPERATING LOSS	7,108	17,398	32,896	60,436
FINANCIAL INCOME	3,190	17	4,862	39
FINANCIAL EXPENSES	31,783	4,006	39,906	12,974
FINANCIAL EXPENSES, net	28,593	3,989	35,044	12,935
LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD	35,701	21,387	67,940	73,371

LOSS PER ORDINARY SHARE, basic and diluted (U.S. dollars):	0.06	0.05	0.12	0.16
WEIGHTED AVERAGE OF ORDINARY SHARE (in thousands):	638,368	467,908	577,536	454,995

REDHILL BIOPHARMA LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION
(Unaudited)

	September 30,	December 31,
	2022	2021
	U.S. dollars in thousands
CURRENT ASSETS:
Cash and cash equivalents	15,204	29,474
Bank deposits	15	8,530
Restricted cash	16,000	—
Trade receivables	36,007	31,677
Prepaid expenses and other receivables	3,290	4,661
Inventory	12,584	14,810
	83,100	89,152
NON-CURRENT ASSETS:
Restricted cash	148	16,169
Fixed assets	568	572
Right-of-use assets	6,233	3,651
Intangible assets	67,143	71,644
	74,092	92,036
TOTAL ASSETS	157,192	181,188

CURRENT LIABILITIES:
Account payable	4,784	11,664
Lease liabilities	966	1,618
Allowance for deductions from revenue	41,785	30,711
Accrued expenses and other current liabilities	21,199	20,896
Borrowing	113,859	—
Payable in respect of intangible assets purchase	10,937	16,581
	193,530	81,470

NON-CURRENT LIABILITIES:
Borrowing	—	83,620
Payable in respect of intangible assets purchase	—	3,899
Lease liabilities	6,008	2,574
Derivative financial instruments	2,931	—
Royalty obligation	750	750
	9,689	90,843
TOTAL LIABILITIES	203,219	172,313

EQUITY:
Ordinary shares	1,834	1,495
Additional paid-in capital	383,407	375,246
Accumulated deficit	(431,268)	(367,866)
TOTAL EQUITY	(46,027)	8,875
TOTAL LIABILITIES AND EQUITY	157,192	181,188

REDHILL BIOPHARMA LTD.
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2022	2021	2022	2021
	U.S. dollars in thousands
OPERATING ACTIVITIES:
Comprehensive loss	(35,701)	(21,387)	(67,940)	(73,371)
Adjustments in respect of income and expenses not involving cash flow:
Share-based compensation to employees and service providers	1,614	2,191	4,538	8,337
Depreciation	491	507	1,645	1,465
Amortization and impairment of intangible assets	1,601	1,834	4,501	5,491
Non-cash interest expenses related to borrowing and payable in respect of intangible assets purchase	28,761	869	31,574	4,725
Fair value (gains) on derivative financial instruments	(3,143)	—	(5,124)	—
Fair value losses on financial assets at fair value through profit or loss	—	—	—	6
Issuance costs in respect of warrants	—	—	334	—
Exchange differences and revaluation of bank deposits	7	17	(56)	80
	29,331	5,418	37,412	20,104
Changes in assets and liability items:
Decrease (increase) in trade receivables	(2,252)	62	(4,330)	(1,381)
Decrease (increase) in prepaid expenses and other receivables	(501)	(390)	1,371	839
Decrease (increase) in inventories	(865)	(4,352)	2,226	(6,589)
Increase (decrease) in accounts payable	411	1,939	(6,880)	3,692
Increase (decrease) in accrued expenses and other liabilities	987	(2,575)	303	(3,495)
Increase in allowance for deductions from revenue	2,562	2,260	11,074	10,013
	342	(3,056)	3,764	3,079
Net cash used in operating activities	(6,028)	(19,025)	(26,764)	(50,188)
INVESTING ACTIVITIES:
Purchase of fixed assets	(22)	(21)	(198)	(112)
Change in investment in current bank deposits	—	(8,500)	8,500	(12,000)
Proceeds from sale of financial assets at fair value through profit or loss	—	—	—	475
Net cash (used in) provided by investing activities	(22)	(8,521)	8,302	(11,637)
FINANCING ACTIVITIES:
Proceeds from issuance of ordinary shares and warrants, net of issuance costs	—	499	16,221	58,713
Exercise of options into ordinary shares	—	665	—	4,006
Repayment of payable in respect of intangible asset purchase	(5,100)	(1,721)	(10,878)	(5,600)
Payment of principal with respect to lease liabilities	(621)	(442)	(1,091)	(1,229)
Net cash provided by (used in) provided by financing activities	(5,721)	(999)	4,252	55,890
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(11,771)	(28,545)	(14,210)	(5,936)
EXCHANGE DIFFERENCES ON CASH AND CASH EQUIVALENTS	(13)	(17)	(60)	(105)
BALANCE OF CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	26,988	51,816	29,474	29,295
BALANCE OF CASH AND CASH EQUIVALENTS AT THE END OF PERIOD	15,204	23,254	15,204	23,254

SUPPLEMENTARY INFORMATION ON INTEREST RECEIVED IN CASH	24	11	35	36
SUPPLEMENTARY INFORMATION ON INTEREST PAID IN CASH	2,942	3,250	8,225	8,266
SUPPLEMENTARY INFORMATION ON NON-CASH INVESTING AND FINANCING ACTIVITIES:
Acquisition of right-of-use assets by means of lease liabilities	—	385	4,767	385
Decrease in lease liability (with corresponding decrease in right of use asset in an amount of $534) resulting from early termination of lease	587	—	587	—